

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, Illinois 60614

> **Re: CMG Holdings Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 0-51770**

Dear Mr. Laken:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 12

1. Please revise your disclosure to reflect the appropriate evaluation dates of your disclosure controls and procedures and internal control over financial reporting. This comment also applies to your Form 10-Q filed on May 13, 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services